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                                                                     Exhibit 4.3
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                                FNB CORPORATION
                           2000 INCENTIVE STOCK PLAN
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                                   ARTICLE 1
                      Establishment, Purpose, and Duration

     1.1  Establishment of the Plan.  FNB Corporation, a Virginia corporation
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(the "Company") hereby establishes an incentive compensation plan to be known as the "FNB Corporation 2000 Incentive Stock Plan", as set forth in this document. Unless otherwise defined herein, all capitalized terms shall have the meanings set forth in Section 2.1 herein. The Plan permits the grant of Incentive Stock Options, Non-qualified Stock Options, Stock Appreciation Rights and Stock
Awards.

     The Plan was adopted by the Board of Directors on, and shall become effective, as of February 15, 2000 (the "Effective Date"), subject to the approval by vote of shareholders of the Company in accordance with applicable laws. Awards may be granted prior to shareholder approval of the Plan, but each such Award shall be subject to the approval of the Plan by the shareholders.

     1.2  Purpose of the Plan.  The purpose of the Plan is to promote the
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success of the Company and its Subsidiaries by providing incentives to Key
Employees that will promote the identification of their personal interest with the long-term financial success of the Company and with growth in shareholder value. The Plan is designed to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Key Employees upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent. The Plan is also intended to promote a greater identity of interest between Non-Employee Directors and the Company's shareholders by increasing the Non-Employee Director's proprietary interest in the Company through receipt of Awards as additional compensation or in lieu of cash payments for a portion of each Non-Employee Director's fees.

     1.3  Duration of the Plan.  The Plan shall commence on the Effective Date,
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as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to
Article 12 herein, until February 14, 2010 (the "Term"), at which time it shall terminate except with respect to Awards made prior to, and outstanding on, that date which shall remain valid in accordance with their terms.

                                   ARTICLE 2
                                  Definitions

     2.1  Definitions.  Except as otherwise defined in the Plan, the following
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terms shall have the meanings set forth below:

          (a) "Agreement" means a written agreement implementing the grant of each Award signed by an authorized officer of the Company and by the Participant.

          (b) "Automatic Grant Date" means the first business day after the first meeting of the Board of Directors of the Company following each annual meeting of stockholders of the Company during the Term.

          (c) "Award" means, individually or collectively, a grant under this Plan of Automatic Options, Automatic Stock Awards, Incentive Stock Options, Non-qualified Stock Options, Stock Appreciation Rights, Stock Awards, and Stock Payment Awards. Automatic Options and Automatic Stock Awards are collectively referred to as "Automatic Awards."

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